NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
MARCH 15, 2003 AND UPDATES COMMODITY PRICE HEDGING PROGRAM

(Calgary, February 20, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable March 15, 2003 will be Cdn$0.25 per trust unit, net of the holdback. The ex-distribution date is February 27, 2003 and the record date is March 3, 2003.

This distribution represents income earned for the month of January, 2003. Cash distributions paid over the past 12 months now total Cdn$2.19 per trust unit.

Update on Commodity Price Hedging Program

The following table represents a summary of all the current commodity price hedging contracts entered into.

	Crude Oil		Western Natural Gas		Eastern Natural Gas

				Average		Average
		Average		Plantgate		Plantgate
	Volume	Price	Volume	Price	Volume	Price
	(bbl/d)	(C$/bbl)	(mcf/d)	(C$/mcf)	(mmbtu/d)	(C$/mmbtu)

2003	11,000	$41.41	14,217	$5.97	17,000	$5.09
2004	8,500	$38.09			12,000	$4.54

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website
www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191